Exhibit 99.1

Nayax Reports Second Quarter 2025 Results

Revenue of $95.6 million, recurring revenue growth of 32%

Gross margin improves to 48.3%

Net income of $11.7 million with Adjusted EBITDA of $12.6 million(1)

Total transaction value up 34%, Customer base increases 24%

Company reaffirms full year 2025 guidance

HERZLIYA, Israel, August 13, 2025 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the second quarter ended June 30, 2025.

“Our second quarter results reflect the successful execution of our strategic initiatives and the positive momentum of the business. We delivered yet another quarter of strong operational and financial performance driven by profitable revenue growth, robust global demand for our product solutions and services, market share gains, and an ever-expanding geographic footprint of our installed base. Our TAM is large and growing, driven by the shift from cash to digital payments. We expect acceleration in the second half of the year, driven primarily by stronger enterprise hardware sales in emerging segments such as EV chargers, smart coolers and family entertainment centers. With that, we are reaffirming our full year 2025 guidance”, commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

(1)
Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures. Please refer to the tables at the end of this press release for a reconciliation of adjusted EBITDA and Free cash flow to the most directly comparable IFRS measure. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

Second Quarter 2025 Financial Highlights

(All comparisons are relative to the second quarter and three-month period ended June 30, 2024, unless otherwise stated)

Revenue Summary	Q2 2025 ($M)	Q2 2024 ($M)	Growth (%)
Payment processing fees	43.1	32.0	34.7%
SaaS revenue	27.6	21.4	29.0%
Total recurring revenue (1)	70.7	53.4	32.4%
POS devices revenue (2)	24.9	24.7	0.8%
Total revenue (3)	95.6	78.1	22.4%

Margin Summary	Q2 2025	Q2 2024	Variance
Payment processing margin	39.1%	33.6%	5.5%
SaaS margin	74.2%	78.3%	-4.1%
Total recurring margin	52.8%	51.5%	1.3%
POS devices margin	35.4%	28.7%	6.7%
Total margin	48.3%	44.3%	4.0%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3) Q2 2025 includes $2.2 million of revenues from recent acquisitions.

•	Revenue increased 22% to $95.6 million from $78.1 million driven by both new and existing customer expansion. Revenue includes $1.1 million of favorable foreign exchange rate.

•	Organic revenue growth for the quarter was 20%.

•	Recurring revenue from SaaS and payment processing fees grew 32%, to $70.7 million and represented 74% of total revenue.

o	Processing revenue growth continues to demonstrate our success as a scalable and valued payment partner to our diverse customer base as the market continues its cash-to-cashless conversion.

•
Hardware revenue was $24.9 million consistent with the prior year period. We continue to see strong demand for our products, solutions and technology, supporting both the unattended and attended markets.

•	Gross margin improved to 48.3% from 44.3%. This was primarily due to:

o	Recurring margin improved to 52.8% from 51.5%, partly from renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities.

o	Hardware margin improved to 35.4% from 28.7% driven by continuing optimization of our supply chain infrastructure, and better component sourcing and cost.

•
Operating profit was $9.5 million which includes a one-time gain of $5.6 million mainly due to the share purchase of the remaining 51% of Nayax Capital, an embedded financing solution for operators, previously held as a joint venture.

•	Excluding this one-time gain, operating profit would have been $3.9 million, an improvement of $3.0 million from $0.9 million in last year’s second quarter.

•
Net income for the quarter was $11.7 million. Excluding a one-time gain associated with the share purchase of Nayax Capital, net income would have been $6.1 million, a significant improvement of $9.1 million compared to a net loss of $3.0 million in the prior year period.

•	Basic and diluted earnings per share for the quarter ending June 30, 2025 was $0.316 and $0.308, respectively. The basic loss per share for the quarter ended June 30, 2024 was $(0.083) per share.

•
Weighted average number of basic and diluted shares were 36,913,470 and 37,786,355, respectively, for the second quarter of 2025, compared the weighted average number of basic shares 36,223,886 for the second quarter of 2024.

•	Adjusted EBITDA was $12.6 million, representing a margin of 13% of total revenue. This compared to Adjusted EBITDA of $8.1 million, representing 10% of total revenue in the prior year period.

•	Cash flow provided from operating activities was $12.9 million and free cash flow was $5.6 million.

•	As of June 30, 2025, the Company had $172.3 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances was at $155.7 million.

Second Quarter 2025 Operational Metric Highlights

Key Performance Indicators	Q2 2025	Q2 2024	Growth (%)
Total transaction value ($m)	1,593	1,186	34.3%
Number of processed transactions (millions)	726	583	24.5%
Take rate (payments) (4)	2.70%	2.70%	0.00%
Managed and connected devices (thousands) (5)	1,377	1,186	16.1%
Customers (6)	105,000	85,000	23.5%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(5) Number of managed and connected devices includes approximately 54,050 generated by recent acquisitions.
(6) Number of customers includes approximately 4,800 related to the recent acquisitions.

•	Total transaction value grew by 34.3% to nearly $1.6 billion.

•	Number of processed transactions increased 24.5% to 726 million.

•	Take rate was 2.7% as the Company continues to expand into additional verticals.

•	Total number of managed and connected devices was approximately 1.38 million devices representing an increase of 16.1%. Nayax added more than 48,000 devices in this quarter.

•	Growth in the customer base continued at a healthy pace, adding nearly 5,000 new customers in the quarter, bringing the total customer base to nearly 105,000, an increase of 23.5%.

•	The dollar-based net retention rate remained high at 123%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.8%.

Recent Business Highlights

•
Announced a strategic partnership with Autel Energy, a leading global provider of EV charging solutions, to embed Nayax’s payment technology into approximately 100,000 Autel chargers across North America and Europe by the end of 2026. Autel, one of the fastest-growing EV charging suppliers worldwide with 53% year-over-year revenue growth in 2024, will integrate Nayax’s flexible payment infrastructure into its high-performance AC/DC charger products. The partnership enables faster deployment for operators and improves the charging and payment experience for drivers.

•
Acquired the remaining 51% of Nayax Capital, a joint venture we initially launched in 2023. Nayax Capital has now been fully consolidated under our embedded finance division. Embedded finance solutions, such as bank accounts, card issuing, and financing, will bring more value to our customers and increase recurring revenue per customer over time.

•
Announced strategic partnership to provide comprehensive payment solutions for Lynkwell, a leading energy infrastructure provider managing thousands of charging stations across North America and manufacturing its AC chargers in the United States. Lynkwell’s ViaLynkTM network is the eighth-largest public charging network in the United States.

•
Completed the acquisition of Inepro Pay, a Nayax distributor in the Benelux region. The acquisition expands Nayax’s reach in the region, while improving efficiency and bringing Nayax closer to its customers.

2025 Financial Outlook

For the full year 2025, Nayax is reaffirming its financial outlook of revenue growth of between 30% to 35%, representing a revenue range of $410 million to $425 million on a constant currency basis. This includes organic revenue growth of at least 25%.

Adjusted EBITDA guidance for the full year remains between $65 and $70 million, driven by continued revenue growth, market expansion, the full integration of recent acquisitions, and continuous operational optimization.

The Company expects at least 50% free cash flow conversion from Adjusted EBITDA for the full year 2025. Free cash flow is defined as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

2028 Outlook

As for the Company’s 2028 targets, management continues to project an annual revenue growth of approximately 35%, driven by a combination of organic growth and strategic M&A. Management also continues to target a gross margin of 50%, and an adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, August 13, 2025. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its second quarter 2025 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13755150&linkSecurityString=1e3433a8c2

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1728954&tp_key=425ee383ca

Following the conference call, a replay will be available until August 27, 2025. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 13755150

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

https://us02web.zoom.us/j/84094538383

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships involving Autel Energy, Nayax Capital, Lynkwell and Inepro Pay. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.
We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.
The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Free Cash Flow

Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Other Financial Metrics:

Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of June 30, 2025, Nayax has 12 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations, and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2025
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2025	2024
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	172,267	83,130
Restricted cash transferable to customers for processing activity	80,756	60,299
Short-term bank deposits	638	9,327
Receivables in respect of processing activity	80,418	45,071
Trade receivable, net	61,815	55,694
Inventory	23,177	19,768
Other current assets	20,127	14,368
Total current assets	439,198	287,657

NON-CURRENT ASSETS:
Long-term bank deposits	1,216	2,155
Other long-term assets	7,589	4,253
Investment in associate	-	3,754
Right-of-use assets, net	5,111	6,292
Property and equipment, net	15,496	11,112
Goodwill and intangible assets, net	164,698	117,670
Total non-current assets	194,110	145,236
TOTAL ASSETS	633,308	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2025	2024

	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	-	25,276
Current maturities of long-term bank loans	3,220	3,978
Current maturities of other long-term liabilities	5,751	1,353
Current maturities of leases liabilities	2,830	2,967
Payables in respect of processing activity	188,170	130,958
Trade payables	19,407	21,059
Other payables	41,533	33,887
Total current liabilities	260,911	219,478

NON-CURRENT LIABILITIES:
Long-term bank loans	12,187	18,605
Other long-term liabilities	11,076	20,716
Post-employment benefit obligations, net	552	497
Bonds	140,252	-
Lease liabilities	3,158	4,078
Deferred income taxes	3,685	4,274
Total non-current liabilities	170,910	48,170
TOTAL LIABILITIES	431,821	267,648

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	230,733	220,715
Capital reserves	10,394	7,832
Accumulated deficit	(39,649)	(63,311)
TOTAL EQUITY	201,487	165,245
TOTAL LIABILITIES AND EQUITY	633,308	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	176,699	142,049	95,589	78,087
Cost of revenues	(90,628)	(79,474)	(49,417)	(43,499)
Gross Profit	86,071	62,575	46,172	34,588

Research and development expenses	(14,884)	(12,762)	(7,732)	(6,417)
Selling, general and administrative expenses	(58,759)	(45,284)	(31,218)	(23,824)
Depreciation and amortization in respect of technology and capitalized development costs	(6,502)	(5,383)	(3,326)	(2,812)
Other income (expenses)	11,710	(506)	5,621	(378)
Share of losses of equity method investees	(226)	(538)	-	(248)
Profit (Loss) from ordinary operations	17,410	(1,898)	9,517	909
Financial Income	7,935	1,089	6,099	652
Financial Expense	(5,958)	(7,078)	(3,631)	(4,253)
Profit (loss) before taxes on income	19,387	(7,887)	11,985	(2,692)
Tax expense	(579)	(82)	(333)	(321)
Profit (loss) for the period	18,808	(7,969)	11,652	(3,013)

Basic earnings (loss) per share	0.511	(0.227)	0.316	(0.083)
Diluted earnings per share	0.498	-	0.308	-

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands
Profit (loss) for the period	18,808	(7,969)	11,652	(3,013)

Other comprehensive income (loss) for the period:

Items that may be reclassified to profit or loss:
Gain (loss) from translation of financial statements of foreign operations	529	(39)	(157)	3
Gain on cash flow hedges	2,033	525	3,104	314
Total comprehensive profit (loss) for the period	21,370	(7,483)	14,599	(2,696)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2024 (audited)	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the six months ended June 30, 2024:
Loss for the period	-	-	-	-	-	(7,969)	(7,969)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Other comprehensive income for the period	-	-	-	(39)	525	-	486
Employee options exercised and vesting of restricted shares	*	2,078	-	-	-	-	2,078
Share-based payment	-	-	-	-	-	3,311	3,311
Balance as of June 30, 2024 (unaudited)	9	218,792	248	9,506	375	(70,243)	158,687

Balance as of January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the six months ended June 30, 2025:
Profit for the period	-	-	-	-	-	18,808	18,808
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	2,033	529	-	2,562
Employee options exercised and vesting of restricted shares	*	3,090	-	-	-	-	3,090
Share-based payment	-	-	-	-	-	4,854	4,854
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

(*) Presents an amount less than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of March 31, 2024 (unaudited)	9	217,330	248	9,503	61	(68,964)	158,187
Changes in the three months ended June 30, 2024:
Loss for the period	-	-	-	-	-	(3,013)	(3,013)
Other comprehensive income for the period	-	-	-	3	314	-	317
Employee options exercised and vesting of restricted shares	*	957	-	-	-	-	957
Issuance of ordinary shares	*	505	-	-	-	-	505
Share-based payment	-	-	-	-	-	1,734	1,734
Balance as of June 30, 2024 (unaudited)	9	218,792	248	9,506	375	(70,243)	158,687

Balance as of March 31, 2025 (unaudited)	9	227,571	463	8,902	(1,918)	(54,224)	180,803
Changes in the three months ended June 30, 2025:
Profit for the period	-	-	-	-	-	11,652	11,652
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	3,104	(157)	-	2,947
Employee options exercised and vesting of restricted shares	*	1,940	-	-	-	-	1,940
Share-based payment	-	-	-	-	-	2,923	2,923
Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487

(*) Presents an amount less than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	18,808	(7,969)	11,652	(3,013)
Adjustments to reconcile net profit (loss) to net cash provided by operations (see Appendix A)	(4,573)	17,299	1,294	12,203
Net cash provided by operating activities	14,235	9,330	12,946	9,190

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(12,488)	(9,788)	(6,262)	(5,417)
Acquisition of property and equipment	(1,906)	(1,009)	(1,110)	(849)
Loans granted to related company	(2,062)	(559)	(1,962)	(300)
Decrease (Increase) in bank deposits	9,006	(22,715)	(549)	312
Interest received	2,873	1,045	1,576	612
Investments in financial assets	(5,000)	(284)	(5,000)	-
Proceeds from sub-lessee	22	111	-	56
Payments for acquisitions of subsidiaries, net of cash acquired	(15,541)	(14,934)	(7,341)	(14,934)
Repayment of contingent liability due consideration of subsidiary acquisition	(5,519)	-	(1,983)	-
Net cash used in investing activities	(30,615)	(48,133)	(22,631)	(20,520)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	62,686	-	-
Proceeds from issue of bonds and warrants, net	132,941	-	-	-
Interest paid	(1,598)	(2,339)	(400)	(1,254)
Changes in short-term bank credit	(26,000)	(12,404)	(774)	7,051
Receipt of long-term bank loans	-	17,000	-	-
Repayment of long-term bank loans	(7,079)	(2,180)	(805)	(1,916)
Repayment of long-term loans from others	-	(1,723)	-	(581)
Repayment of other long-term liabilities	(1,000)	(100)	-	(76)
Employee options exercised	2,680	2,626	1,484	1,730
Principal lease payments	(1,433)	(1,269)	(729)	(683)
Net cash provided by (used in) financing activities	98,511	62,297	(1,224)	4,271

Increase (decrease) in cash and cash equivalents	82,131	23,494	(10,909)	(7,059)
Balance of cash and cash equivalents at beginning of period	83,130	38,386	176,763	68,569
Gains (losses) from exchange differences on cash and cash equivalents	6,889	(994)	6,605	(523)
Gains (losses) from translation differences on cash and cash equivalents of foreign operations	117	1,026	(192)	925
Balance of cash and cash equivalents at end of period	172,267	61,912	172,267	61,912

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	11,735	9,561	6,014	5,043
Post-employment benefit obligations, net	35	(5)	24	(9)
Deferred taxes	(1,072)	(772)	(381)	(283)
Finance expenses, net	3,681	2,562	5,143	1,750
Expenses in respect of long-term employee benefits	-	634	-	334
Profit from gaining control in subsidiary	(12,152)	-	(6,063)	-
Share of loss of equity method investee	226	538	-	248
Long-term deferred income	105	570	144	261
Expenses in respect of share-based compensation	4,295	2,965	2,512	1,512
Total adjustments	6,853	16,053	7,393	8,856

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(20,435)	(4,539)	(8,766)	(447)
Increase in receivables from processing activity	(35,347)	(29,098)	(15,895)	(6,707)
Increase in trade receivables	(4,295)	(3,289)	(5,693)	(3,684)
Decrease (Increase) in other current assets	(2,448)	2,220	(2,704)	2,873
Decrease (Increase) in inventory	(2,498)	1,445	(1,714)	901
Increase in payables in respect of processing activity	57,212	35,257	25,689	9,304
Increase (Decrease) in trade payables	(7,690)	(269)	(1,309)	4,115
Increase (Decrease) in other payables	4,075	(481)	4,293	(3,008)
Total changes in operating assets and liability items	(11,426)	1,246	(6,099)	3,347
Total adjustments to reconcile net loss to net cash provided by operations	(4,573)	17,299	1,294	12,203

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	154	130	39	130
Recognition of right-of-use assets through lease liabilities	-	584	-	63
Share based payments costs attributed to development activities, capitalized as intangible assets	559	346	411	222

  IFRS to Non-IFRS Reconciliation

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2025	Jun 30, 2024
Net income/loss for the period	11,652	(3,013)
Finance expense, net	(2,468)	3,601
Income tax expense (benefit)	333	321
Depreciation and amortization	6,014	5,043
EBITDA	15,531	5,952
Share-based payment costs	2,512	1,512
Employment benefit cost(1)	188	-
Other (income) expense(2)	(5,621)	378
Share of loss of equity method investee	-	248
ADJUSTED EBITDA	12,610	8,090

(1)	Other compensation arrangements provided to the shareholders of VMT

(2)	Primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Nayax Capital, professional services and expenses related to our recent acquisitions

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2025	Jun 30, 2024
Operating Cash	12,946	9,190
Capitalized development costs	(6,262)	(5,417)
Acquisition of property and equipment	(1,110)	(849)
Free Cash Flow	5,574	2,924

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Jun 30, 2025	Jun 30, 2024
OPEX	42,276	33,053
Stock Based Compensation	(2,371)	(1,401)
Depreciation & Amortization	(5,710)	(4,879)
Employment Benefit Cost(1)	(188)	-
Adjusted OPEX	34,007	26,773

(1)	Other compensation arrangements provided to the shareholders of VMT